Mail Stop 0308

      March 2, 2005


VIA U.S. MAIL AND FACSIMILE


Matt Lettau, President
Internet Acquisition Group, Inc.
302 Creekside Ct. E.
Huntertown, Indiana 46748

      Re:	Internet Acquisition Group, Inc
      Registration Statement on Form SB-2
      File No. 333-122563
      Filed February 4, 2005

Dear Mr. Lettau:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

General
1. Your disclosure indicates that you are a development stage company established two months ago with no revenues and limited operations.
As you do not appear to have an established plan of operation, your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide an explanation why Rule 419 does not apply.

Registration Statement Facing Page
2. Below the delaying amendment, we note the paragraph beginning with
"The information in the prospectus is not complete . . ." and
"Subject to Completion...."  This disclosure should appear on the prospectus cover page, rather than on the registration statement facing page. Please revise accordingly.

Prospectus Cover Page
3. Your prospectus cover page must disclose an offering price per share. See Item 501 of Regulation S-B. Please consider the following language:

"The selling security holders will sell at a price of $x.xx (or a
range) per share    until our shares are quoted on the OTC
Bulletin
Board and thereafter at prevailing market prices or privately negotiated prices."
4. In addition, please include in your document a section captioned
"Determination of Offering Price" where you discuss the factors considered in determining the offering price. See Item 505 of Regulation S-B.
5. We note in the fourth paragraph that you intend to file for inclusion of your common stock on the OTC Bulletin Board. Please clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Also revise throughout the remainder of the prospectus accordingly.
6. Briefly explain "intuitive shopping interface." Also, please explain what kind of "strategic relationships" you intend to establish with partners.
7. Please include in your summary that you have only one employee, Matt Lettau, who is your sole officer, director and controlling shareholder.

Risk Factors, page 3
8. Refer to risk factor 1, "We are a developmental stage
company..,"
second paragraph. Please explain "the uncertain nature of the markets addressed by us."
9. Several of your risk factor captions do not describe the risk in a
concrete manner, but merely state facts that give rise to the risks.
For example, the caption to risk factor 4 states that you are substantially dependent on the Internet and continued growth of the online commerce market, but does not concisely state the risk to your
business if the use of the Internet does not continue to grow or grows more slowly than expected. Stating that the risk may "adversely affect" or "seriously harm" your business does not adequately address the potential consequences should the risk factor occur.  Please generally review your risk factor captions to ensure
they express your risks in more concrete terms with adequate, but not
excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.
10. Please eliminate language from your risk factors that
mitigates
the risk. For example, in risk factor 6, "We are significantly dependent on Matt Lettau," revise "Although Mr. Lettau is not irreplaceable." In risk factor 7, "Mr. Lettau has no experience in running...," revise "Although Mr. Lettau intends to hire personnel in
the future, when sufficiently capitalized, who may have the
experience required to manage our company...."
11. The caption to risk factor 6, "We are significantly dependent on
Matt Lettau..", we cannot guarantee future results, levels of activity, states that Mr. Lettau has limited experience. The caption to risk factor 7 states that Mr. Lettau has no experience in running either a public or private company. Please reconcile these apparent inconsistencies.
12. The last paragraph of the risk factors section is inappropriate and should be deleted. In the headnote to the risk factors section, you indicated you are setting forth the material risks management is aware of and you also urged investors to consider the other information in the prospectus.

Selling Security Holders, page 11
13. Refer to the last paragraph of this section which follows the footnotes. If true, please delete "Unless footnoted above" and "Except as otherwise provided in this prospectus." If not, please advise. We may have further comments.
Plan of Distribution, page 14
14. We note that your registration statement covers the selling security holders, or their "partners, pledgees, donees (including charitable organizations), transferees or other successors in interest[.]" Please note that your registration statement must identify all known selling shareholders and provide Item 507 of Regulation S-K information with respect to all selling shareholders.
If the "partners, pledgees, donees (including charitable organizations), transferees or other successors in interest" plan to use this registration statement, they must be identified and Item
507
information must be provided. Supplementally, confirm your understanding of this obligation. Please be advised you may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements under limited conditions. For additional guidance, refer to July 1997 Telephone Interpretations, B.81 and H.3.

Directors, Executive Officers, Promoters and Control Persons, page
16
15. Please describe the business of The Bob Rohrman Group where
Mr.
Lettau worked from 1991 to January 2004.

Description of Business, page 20
16. As currently drafted, this disclosure does not adequately explain
your business.  Please revise to more clearly discuss your
principal
products, distribution methods, sources of supplies, names of principal suppliers, and customer base. See Item 101 of Regulation
S-B.  Currently, most of the disclosure under "General" on page
20,
"The IAG Solution" on page 23, and "Our Online Websites" on page
25
does not provide meaningful disclosure about what it is you do and how you do it. As examples, please consider the following:

* What is your "virtual operating model"?
* To whom and how do you outsource your operating infrastructure?
* How much, if any, inventory do you have?
* What, if any, strategic relationships do you currently have, and with whom?
* If you do not own any products on your website, how are you able to offer them for sale?
* How many unique website visitors have you had to date and on a monthly basis?
* Does "link" just mean cross-reference or does it mean you can just click on each of your other websites?
* How many customers have you had to date and on a monthly basis?
* How many of those customers were recurring?
* What is your click-through-to-purchase rate?
* Why do you have three separate websites?
* What advertising have you undertaken?
* Given your limited operations, on what basis do you expect to establish widely recognized e-commerce brands?
* What sort of customer service operations do you have in place?
* How are the "Multi-Category Internet Superstores" and "Low Operating Costs" points advantages, given that they appear to exist with all online retailers?
* What are "product lines that have market potential, that are well suited for e-commerce, and that are in industries that allow you to partner with a distributor"?
* Do you have any distributors, and how will you align them with product categories and have access to their distribution capabilities?
* Although you have three websites in operation, why do you have $0.00 revenues? On what basis do you think you will generate revenues in the future?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. We may have further comment based upon your revisions.

Business Development, page 20
17. Refer to the third paragraph. Do you mean to say that on July 20, 2004, the Department of Corporations for the State of California declined, not declining, to conduct the fairness hearing? Please revise. Also, please briefly explain why the Department declined.

The Online Retail Opportunity, page 22
18. In the second paragraph, please identify the source of the estimates you refer to and supplementally provide them to us in support of your disclosure. Also, furnish support for the statement that media products also represent a fast growing segment of the online retail market.

Plan of Operation, page 28
19. If your response to comment 1 above is that you are not a blank check company, then please revise here to provide a detailed plan of operation consistent with Item 303(a) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 31
20. Please include the information required by Item 201(a)(2) of Regulation S-B.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 32
21. Please tell us if you had any change in independent accountants since inception, and if so, provide the disclosures required by Item
304 of Regulation S-B. If you have not had any change during this period, please revise to state this fact.




Financial Statements

Independent Auditors` Report, page F-1
22. Please request your auditors to revise their report to state that the audit was conducted in accordance with PCAOB standards, if true.

Financial Statements - General
23. Please revise to disclose your fiscal year end. If your fiscal year end is December 31, then include audited financial statements as of December 31, 2004 in your next amendment. If your fiscal year end is something other than December 31, then revise the document to include an audited balance sheet within 135 days from the date you filed the Form SB-2 and subsequent interim period financial information complying with Rule 310(g) of Regulation S-B. We may have additional comment.

Note 1 - Revenue Recognition
24. Please tell us if you have, or plan to have, merchandise return policies and how this will impact your revenue recognition accounting policy. Also, tell us if you plan to account for your merchandise sales on a gross basis or a net basis and why. In this regard, tell us what consideration you gave to expanding your revenue recognition policies to address these matters.

Notes to September 30, 2004 Financial Statements
25. Notes 1 and 2 refer to consolidated financial statements. Please either delete this reference or tell us why it is appropriate.
26. The second paragraph of Note 1 refers a reader to information included in the Company`s Form 10-KSB Annual Report. Please advise or revise to correct this reference.
Part II

Recent Sales of Unregistered Securities
27. For each issuance you discuss, please also describe in further detail the facts you relied upon to make the exemptions claimed available. For example, describe the "consulting services" that were provided and identify the consultants. As another example, please identify the persons or class of persons to whom you made these issuances and sales. As a further example, please discuss how you located investors based in Bermuda and the Caribbean islands.

Signatures
28. Please indicate, if accurate, that Mr. Lettau is also the principal financial officer. Form SB-2 requires that the principal financial officer sign the registration statement.

Legality Opinion, Exhibit 5
29. The first sentence of the penultimate paragraph conveys that the opinion letter speaks only as of February 3, 2005. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate the cited limitation.

Consent of Auditor, Exhibit 23.1
30. Please revise the consent filed in Exhibit 23.1 to delete the reference to the audit report being incorporated by reference. We note that there is only one audit report and it is actually included in the document rather than being incorporated by reference.
31. Please revise the consent of auditor to include a reference to being named in the section "Interest of Named Experts and Counsel" on page 19.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett, Staff Accountant, at (202)
942-
1809 or Donna DiSilvio, Senior Staff Accountant , at (202) 942-
1852,
if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 942-1898, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director


cc:  	Donald Stoecklein, Esq.
      Stoecklein Law Group
      Fax:  (619) 595-4883


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Internet Acquisition Group, Inc.
March 2, 2005
Page 3